UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

3PAR INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
88580F109
(CUSIP Number)
Lawrence P. Tu
Senior Vice President and General Counsel
Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 15, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: Dell Inc. S.S. or I.R.S. Identification No. of Above Person 74-2487834

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,889,581 [1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

21,889,581 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,889,581 [1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

34.8% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
1      Comprised of (i) 20,892,907 issued and outstanding Shares of 3PAR owned by the Tendering Stockholders (each such term as defined below) and (ii) 996,674 options to purchase Shares or Shares underlying restricted stock units of the Tendering Stockholders.
2      The calculation of this percentage is based on 62,828,936 Shares issued and outstanding as of August 13, 2010.

1	NAME OF REPORTING PERSON: Dell Trinity Holdings Corp. S.S. or I.R.S. Identification No. of Above Person 27-3257014

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,889,581 [1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

21,889,581 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,889,581 [1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

34.8% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
1      Comprised of (i) 20,892,907 issued and outstanding Shares of 3PAR owned by the Tendering Stockholders (each such term as defined below) and (ii) 996,674 options to purchase Shares or Shares underlying restricted stock units of the Tendering Stockholders.
2      The calculation of this percentage is based on 62,828,936 Shares issued and outstanding as of August 13, 2010.

TABLE OF CONTENTS

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Considerations
Item 4. Purpose of Transaction
Item 5. Interests in the Securities of the Purchaser
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE
EX - 4.1: Agreement and Plan of Merger
EX - 4.2: Tender and Voting Agreement
EX - 99.1: Joint Filing Agreement

Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Shares”), of 3PAR Inc., a Delaware corporation (“3PAR”). The principal executive offices of 3PAR are located at 4209 Technology Drive, Fremont, California 94538.
Item 2. Identity and Background
          (a), (b), (c) and (f): This Statement is being filed by (i) Dell Inc., a Delaware corporation (“Dell”), and (ii) its indirect, wholly owned subsidiary, Dell Trinity Holdings Corp., a Delaware corporation (“Dell Holdings”). Dell and Dell Holdings are sometimes referred to collectively as the “Reporting Persons,” and each as a “Reporting Person.”
          Dell is a leading technology solutions provider in the IT industry. Dell offers a broad range of products, including mobility products, desktop PCs, software and peripherals, servers and networking, and storage products. The principal executive offices of Dell and Dell Holdings are located at One Dell Way, Round Rock, Texas 78682. Information as to each of the executive officers and directors of the Reporting Persons is set forth on Schedule I hereto, which is incorporated herein by reference.
          (d) — (e) Except as described in Dell’s Current Report on Form 8-K filed on July 22, 2010 (which is incorporated by reference into this Statement) during the past five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the directors, managers and executive officers identified on Schedule I to this Statement, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Considerations
          Each Reporting Person may be deemed to have acquired beneficial ownership of 21,889,581 Shares (consisting of a total of 996,674 options to purchase Shares or Shares underlying restricted stock units) pursuant to the Tender and Voting Agreement (as defined below) and certain irrevocable proxies to vote Shares granted thereunder.
          The Tender and Voting Agreement was entered into as a condition to Dell’s and Dell Holdings’ willingness to enter into and perform its obligations under the Merger Agreement. Dell and Dell Holdings have requested that each Tendering Stockholder (as defined below) enter into the Tender and Voting Agreement, and each Tendering Stockholder has agreed to do so in order to induce Dell and Dell Holdings to enter into, and in consideration of their entering into, the Merger Agreement. Neither Reporting Person paid additional consideration to the Tendering Stockholders in connection with the execution and delivery of the Tender and Voting Agreement. The Tender and Voting Agreement is described in more detail below in Item 4 of this Statement.
Item 4. Purpose of Transaction
     Merger Agreement
     Dell, Dell Holdings (the “Purchaser”), and 3PAR entered into an Agreement and Plan of Merger dated August 15, 2010, as amended (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) the Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding Shares at a purchase price of $18.00 per Share, without interest thereon and subject to reduction for any federal back-up withholding or other taxes and (ii) following the consummation of the Offer, the Purchaser will be merged with and into 3PAR (the “Merger”) with 3PAR continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Dell following the consummation of the Offer and subject to certain conditions.

          Tender and Voting Agreement
     Concurrently with entering into the Merger Agreement, Dell and the Purchaser entered into a Tender and Voting Agreement (the “Tender and Voting Agreement”) with certain executive officers and directors and certain principal stockholders of 3PAR (the “Tendering Stockholders”) including: (1) David C. Scott, (2) Jeffrey A. Price, (3) entities affiliated with Menlo Ventures and (4) entities affiliated with Worldview Technology Partners.
     Pursuant to the Tender and Voting Agreement, the Tendering Stockholders have (a) agreed, among other things, to (i) tender Shares held by them on the date of the Tender and Voting Agreement or acquired after that date (the “Subject Shares”) to the Purchaser in the Offer and to vote the Subject Shares in favor of the Merger and (ii) vote all of such Tendering Stockholder’s Subject Shares (to the extent the Subject Shares are not purchased in the Offer) and any other shares of capital stock of 3PAR owned, beneficially or of record, by such Tendering Stockholder during the term of the Tender and Voting Agreement in favor of the adoption of the Merger Agreement and against certain actions, transactions or proposals that is intended or would reasonably be expected to prevent, nullify, impede, interfere with, frustrate, delay, postpone, discourage or otherwise materially adversely affect the Offer, the Merger, the Merger Agreement, any of the transactions contemplated by the Merger Agreement or the Tender and Voting Agreement or the contemplated economic benefits of any of the foregoing and (b) has granted specified representatives of Dell an irrevocable proxy and attorney-in-fact to vote and exercise voting and related rights with respect to the Subject Shares. The Tender and Voting Agreement also restricts the transfer of the Tendering Stockholder’s Subject Shares. The covenants and agreements to tender and vote the Tendering Stockholders’ Subject Shares pursuant to the Tender and Voting Agreement will terminate upon the earlier of (i) the Effective Time, (ii) the termination of the Merger Agreement or (iii) the termination of the Tender and Voting Agreement in accordance with the provisions thereof.
          The foregoing summary description of the Merger Agreement and Tender and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the terms of the Merger Agreement and Tender and Voting Agreement, copies of which are referenced as Exhibit 4.1 and Exhibit 4.2 hereto, respectively, and are incorporated herein by reference.
Item 5. Interests in the Securities of the Purchaser
(a) — (b) Based on information provided by the Tendering Stockholders, an aggregate of 21,889,581 Shares (consisting of a total of 996,674 options to purchase Shares or Shares underlying restricted stock units), representing approximately 34.8% of the outstanding Shares as of August 13, 2010, will be tendered by the Tendering Stockholders in the Offer. The Reporting Persons share voting and dispositive power over such Shares. The information set forth in Item 4 is incorporated herein by reference.
(c) The information set forth in Item 4 is incorporated herein by reference.
(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by this Statement.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          The information set forth in Section 4 relating to the Tender and Voting Agreement is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
Exhibit 4.1	Agreement and Plan of Merger, dated as of August 15, 2010, by and among Dell Inc., Dell Trinity Holdings Corp. and 3PAR Inc.

Exhibit No.	Description
Exhibit 4.2	Tender and Voting Agreement, dated as of August 15, 2010, by and among Dell Inc., Dell Trinity Holdings Corp and the Persons listed on Schedule I thereto.

Exhibit 99.1	Joint Filing Agreement dated August 20, 2010, among Dell Inc. and Dell Trinity Holdings Corp, pursuant to Rule 13d-1(k)(1).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DELL INC.
By:	/s/ Janet B. Wright
	Name:	Janet B. Wright
	Title:	Assistant Secretary

DELL TRINITY HOLDINGS CORP.
By:	/s/ Janet B. Wright
	Name:	Janet B. Wright
	Title:	Vice President and Assistant Secretary

Date: August 20, 2010

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS
          The following table sets forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of the Reporting Persons. The business address and phone number of each such director and executive officer is c/o Dell Inc., One Dell Way, Round Rock, Texas 78682, (800) 289-3355. All directors and executive officers listed below are citizens of the United States unless otherwise noted herein.
DELL:

Name and Position	Present Principal Occupation or Employment and Employment History
James W. Breyer Director	Mr. Breyer joined Accel Partners (an investment firm) in Palo Alto, California in 1985 and is currently a Partner. Mr. Breyer has been an investor in over thirty consumer Internet, media, and technology companies that have completed public offerings or successful mergers. Mr. Breyer is currently on the board of directors of Wal-Mart Stores, Inc., where he is the presiding director. From June 2006 to December 2009, he was on the board of Marvel Entertainment Inc. and from October 1995 until June 2008, he served on the board of Real Networks Inc. Mr. Breyer also serves on the boards of several private companies.

Donald J. Carty Director	Mr. Carty is the former Vice Chairman and Chief Financial Officer of Dell, having held that office from January 2007 until June 2008. In that role, he was responsible for all finance functions, including controller, corporate planning, tax, treasury operations, investor relations, corporate development, risk management, and corporate audit. Mr. Carty was the Chairman and Chief Executive Officer of AMR Corporation and American Airlines from 1998 until his retirement in 2003. He served in a variety of executive positions with AMR Corporation, AMR Airline Group and American Airlines from 1978 to 1985 and from 1987 to 1999, including Chief Financial Officer of AMR Corporation and American Airlines Inc. from October 1989 until March 1995. Mr. Carty was President and Chief Executive Officer of Canadian Pacific Air Lines, known as CP Air, in Canada from 1985 to 1987. After his retirement from AMR and American Airlines Inc. in 2003, Mr. Carty was engaged in numerous business and private investment activities with a variety of companies. Mr. Carty is also a director of Barrick Gold Corporation, Hawaiian Holdings Inc., Gluskin Sheff and Associates, and Talisman Energy Inc. Additionally, Mr. Carty was a member of the board of directors of CHC Helicopter Corp. from November 2004 until September 2008, of Solution Inc., Ltd. from July 2004 until January 2007, of Sears Holding Corp. from May 2001 until May 2007 and of Placer Dome Inc. from April 2005 until March 2006.

Michael S. Dell Director and Chief Executive Officer	Mr. Dell currently serves as Dell’s Chairman of the Board and Chief Executive Officer. He has held the title of Chairman of the Board since he founded the Company in 1984. Mr. Dell served as Chief Executive Officer of Dell from 1984 until July 2004 and resumed that role in January 2007. He serves on the foundation board of the World Economic

Name and Position	Present Principal Occupation or Employment and Employment History
Forum, serves on the executive committee of the International Business Council, and is a member of the U.S. Business Council. He also sits on the governing board of the Indian School of Business in Hyderabad, India.

William H. Gray, III Director	Mr. Gray is co-Chairman of GrayLoeffler L.L.C. (a consulting and advisory firm), a position he has held since August 2004. Mr. Gray was President and Chief Executive Officer of The College Fund/UNCF (educational assistance) from 1991 until he retired in June 2004. He was a member of the United States House of Representatives from 1979 to 1991. During his tenure, he was Chairman of the House Budget Committee, a member of the Appropriations Committee and Chairman of the House Democratic Caucus and Majority Whip. He is an ordained Baptist Minister and last pastored at Bright Hope Baptist Church of Philadelphia from 1972 until 2007. Mr. Gray is also a director of J.P. Morgan Chase & Co., Prudential Financial Inc., and Pfizer Inc. Additionally, from June 2000 to January 2010, Mr. Gray was a director of Visteon Corporation.

Judy C. Lewent Director	Until September 2007, Ms. Lewent served as the Executive Vice President and Chief Financial Officer of Merck & Co., Inc., a health care company. She served as Chief Financial Officer of Merck starting in 1990 and also held various other financial and management positions after joining Merck in 1980. Ms. Lewent is also a director of Thermo Fisher Scientific Inc. Additionally Ms. Lewent served on the board of Motorola Inc. from 1995 until May 2010. Ms. Lewent is a trustee and the chairperson of the audit committee of the Rockefeller Family Trust, a life member of the Massachusetts Institute of Technology Corporation and a member of the American Academy of Arts and Sciences.

Thomas W. Luce, III Director	Mr. Luce currently serves as President, Chief Executive Officer, and Director of the National Math and Science Initiative, a not-for-profit organization dedicated to expanding programs that have a proven positive impact on math and science education. He served as United States Assistant Secretary of Education for Planning, Evaluation and Policy Development from July 1, 2005, until his resignation on September 1, 2006. From 1997 until 2005, Mr. Luce was a partner of the business advisory firm Luce & Williams, Ltd. Mr. Luce was a founding partner and managing partner of the law firm of Hughes & Luce, LLP from 1973 until his retirement from the firm in 1997, and was Of Counsel with that law firm until December 2003.

Klaus S. Luft Director	Mr. Luft is the founder and Chairman of the supervisory board of Artedona AG, a privately held mail order e-commerce company established in 1999 and headquartered in Munich, Germany. He is also owner and President of Munich-based MATCH — Market Access Services GmbH & Co., KG. Since August 1990, Mr. Luft has served as Vice Chairman and International Advisor to Goldman Sachs Europe Limited. From March 1986 to November 1989, he was Chief Executive Officer of Nixdorf Computer AG, where he served for more than 17 years in a variety of executive positions in marketing, manufacturing, and finance. From May 2006 to July 2007, Mr. Luft served on the board of Assurances Generales de France, known as AGF, a French insurance company. Mr. Luft is the Honorary Consul of the Republic of Estonia in the State of Bavaria. Mr. Luft is a citizen of Germany.

Name and Position	Present Principal Occupation or Employment and Employment History
Alex J. Mandl Director	Mr. Mandl is currently the non-Executive Chairman of Gemalto N.V., a digital security company resulting from the merger of Axalto Holding N.V. and Gemplus International S.A. From June 2006 until December 2007, Mr. Mandl served as Executive Chairman of Gemalto. Before June 2006, Mr. Mandl was President, Chief Executive Officer and a member of the board of Gemplus, positions he held since August 2002. He has served as Principal of ASM Investments, a company focusing on early stage funding in the technology sector, since April 2001. From 1996 to March 2001, Mr. Mandl was Chairman and CEO of Teligent, Inc., which offered business customers an alternative to the Bell Companies for local, long distance and data communication services. Mr. Mandl was AT&T’s President and Chief Operating Officer from 1994 to 1996, and its Executive Vice President and Chief Financial Officer from 1991 to 1993. From 1988 to 1991, Mr. Mandl was Chairman of the Board and Chief Executive Officer of Sea-Land Services Inc. Mr. Mandl is also a board member of Hewitt Associates, Inc., Horizon Lines, Inc. and Visteon Corporation.

Shantanu Narayen Director	Mr. Narayen is President and Chief Executive Officer of Adobe Systems Incorporated, a software company. Prior to his appointment as CEO in December of 2007, Mr. Narayen was Adobe’s President and Chief Operating Officer from January 2005 until December 2007. Previously, he held key product research and development positions within Adobe, including Executive Vice President of Worldwide Products, Senior Vice President of Worldwide Product Development, and Vice President and General Manager of the Engineering Technology Group. Before joining Adobe in 1998, he was a co-founder of Pictra, Inc., an early pioneer of digital photo sharing over the Internet. Prior to that, he served as director of desktop and collaboration products at Silicon Graphics, Inc. and held various senior management positions at Apple Computer, Inc. Mr. Narayen also serves on the advisory board of the Haas School of Business of the University of California, Berkley and is president of the board of the Adobe Foundation, which funds philanthropic initiatives around the world.

Sam Nunn Director	Mr. Nunn is Co-Chairman and Chief Executive Officer of the Nuclear Threat Initiative (NTI), a charitable organization working to reduce the global threats from nuclear, biological and chemical weapons. He was a partner at the law firm of King & Spalding, Atlanta, Georgia, from 1997 until 2003. From 1972 through 1996, he served as a United States Senator from Georgia. During his tenure as Senator, he served as Chairman of the Senate Armed Services Committee and the Permanent Subcommittee on Investigations. He also served on the Intelligence and Small Business Committees. Mr. Nunn also serves as a director of Chevron Corporation, The Coca-Cola Company and General Electric Company. From October 1999 to October 20, 2006, Mr. Nunn served on the board of Internet Security Systems, Inc. and from February 1997 to February 2006, he served on the board of Scientific-Atlanta, Inc.

Name and Position	Present Principal Occupation or Employment and Employment History
H. Ross Perot, Jr. Director	Mr. Perot is currently chairman of Hillwood Development Company, a real estate development company, which he founded in 1988. Mr. Perot served as the Chairman of the Board of Perot Systems Corporation from September 2004 until its acquisition by Dell on November 3, 2009. Mr. Perot also served as a director of Perot Systems from June 1988 until November 3, 2009, and as President and Chief Executive Officer of Perot Systems from September 2000 until September 2004. Mr. Perot served in the United States Air Force for eight and a half years. He currently serves on the board of the EastWest Institute, Business Executives for National Security, the Governor’s Business Council and the World Affairs Council.

Peter A. Altabef President, Dell Services	Mr. Altabef serves as president of Dell Services, the global IT services and business solutions unit of Dell. He was previously president and chief executive officer of Perot Systems, which was acquired by Dell in November 2009. Perot Systems achieved significant growth in its services capabilities, global presence and revenue during Peter’s five-year tenure. Before joining Perot Systems in 1993, Mr. Altabef was a partner at Hughes & Luce, in Dallas, Texas. He previously practiced law in New York and served as a law clerk to the United States Court of Appeals for the Fifth Circuit. He earned a J.D. degree from The University of Chicago Law School and a bachelor’s degree in economics from Binghamton University.

Bradley R. Anderson Senior Vice President, Enterprise Product Group	Mr. Anderson joined Dell in July 2005 and has served as Senior Vice President, Enterprise Product Group since January 2009. In this role, he is responsible for worldwide engineering, design, development and marketing of Dell’s enterprise products including servers, networking and storage systems. From July 2005 until January 2009, Mr. Anderson served as Senior Vice President, Business Product Group. Prior to joining Dell, Mr. Anderson was Senior Vice President and General Manager of the Industry Standard Servers business at Hewlett-Packard Company (“HP”), where he was responsible for HP’s server solutions. Previously, he was Vice President of Server, Storage, and Infrastructure for HP, where he led the team responsible for server, storage, peripheral, and infrastructure products. Before joining HP in 1996, Mr. Anderson held top management positions at Cray Research in executive staff, field marketing, sales, finance, and corporate marketing. Mr. Anderson earned a Bachelor of Science in Petroleum Engineering from Texas A&M University and a Master of Business Administration from Harvard University. He serves on the Texas A&M Look College of Engineering Advisory Council.

Paul D. Bell President, Global Public	Mr. Bell has been with Dell since 1996 and currently serves as President, Global Public. In this role he is responsible for leading the teams that help governments, education, healthcare and other public organizations make full use of Information Technology. From March 2007 until January 2009, Mr. Bell served as Senior Vice President and President, Americas. In this role, Mr. Bell was responsible for all sales and customer support operations across the Americas region other than our consumer business. From February 2000 until March 2007, Mr. Bell served as Senior Vice President and President, Europe, Middle East, and Africa. Prior to this, Mr. Bell served as Senior Vice President, Home and Small Business. Prior to joining Dell in July 1996, Mr. Bell was a management consultant

Name and Position	Present Principal Occupation or Employment and Employment History
with Bain & Company for six years, including two years as a consultant on our account. Mr. Bell received Bachelor’s degrees in Fine Arts and Business Administration from Pennsylvania State University and a Master of Business Administration degree from the Yale School of Organization and Management.

Jeffrey W. Clarke Vice Chairman, Operations and Technology	Mr. Clarke currently serves as Vice Chairman, Operations and Technology. In this role he is responsible for worldwide engineering, design and development of Dell’s business client products, including Dell OptiPlex Desktops, Latitude Notebooks and Precision Workstations, and production of all company products worldwide. From January 2003 until January 2009, Mr. Clarke served as Senior Vice President, Business Product Group. Mr. Clarke joined Dell in 1987 as a quality engineer and has served in a variety of engineering and management roles. In 1995 Mr. Clarke became the director of desktop development, and from November 2001 to January 2003 he served as Vice President and General Manager, Relationship Product Group. Mr. Clarke received a Bachelor’s degree in Electrical Engineering from the University of Texas at San Antonio.

Stephen J. Felice President, Consumer, Small and Medium Business	Mr. Felice currently serves as President, Global Small and Medium Business. Mr. Felice leads the Dell organization that creates and delivers specific solutions and technology to more than 72 million small and medium-sized businesses globally. From March 2007 until January 2009, Mr. Felice served as Senior Vice President and President, Asia Pacific-Japan, after having served as Vice President, Asia Pacific-Japan since August 2005. Mr. Felice was responsible for Dell’s operations throughout the APJ region, including sales and customer service centers in Penang, Malaysia, and Xiamen, China. Mr. Felice joined Dell in February 1999 and has held various executive roles in Dell’s sales and consulting services organizations. From February 2002 until July 2005, Mr. Felice was Vice President, Corporate Business Group, Dell Americas. Prior to joining Dell, Mr. Felice served as Chief Executive Officer and President of DecisionOne Corp. Mr. Felice also served as Vice President, Planning and Development, with Bell Atlantic Customer Services, and he spent five years with Shell Oil in Houston. Mr. Felice holds a Bachelor’s degree in Business Administration from the University of Iowa and a Master of Business Administration degree from the University of Houston.

Name and Position	Present Principal Occupation or Employment and Employment History
Ronald G. Garriques President, Communications Services	Mr. Garriques joined Dell in February 2007 as President, Global Consumer Group. In this role he is responsible for Dell’s portfolio of consumer products, including desktops, notebooks, software and peripherals as well as product design and sales. Before joining Dell, Mr. Garriques served in various leadership roles at Motorola from February 2001 to February 2007, where he was most recently Executive Vice President and President, responsible for the Mobile Devices division. He was also Senior Vice President and General Manager of the Europe, Middle East, and Africa region for the Personal Communications Services division, and Senior Vice President and General Manager of Worldwide Products Line Management for the Personal Communications Services division. Prior to joining Motorola, Mr. Garriques held management positions at AT&T Network Systems, Lucent Technologies, and Philips Consumer Communications. Mr. Garriques holds a Master’s degree in Business Administration from The Wharton School at the University of Pennsylvania, a master’s degree in Mechanical Engineering from Stanford University, and a Bachelor’s degree in Mechanical Engineering from Boston University.

Brian T. Gladden Senior Vice President and Chief Financial Officer	Mr. Gladden serves as Senior Vice President and Chief Financial Officer (“CFO”). In this role, he is responsible for all aspects of Dell’s finance function including accounting, financial planning and analysis, tax, treasury, audit, information technology, and investor relations, and is also responsible for our global information systems and technology structure. Prior to joining Dell in June 2008, Mr. Gladden was President and CEO of SABIC Innovative Plastics Holding BV. Prior to joining SABIC Innovative Plastics, Mr. Gladden spent nearly 20 years with General Electric (“GE”) in a variety of financial and management leadership roles. During his career with the company, he served as Vice President and General Manager of GE Plastics’ resin business, CFO of GE Plastics and Vice President and CFO of GE Medical Systems Healthcare IT business. He was named a GE corporate officer in 2002 and had formerly served on GE’s corporate audit staff for five years. Mr. Gladden earned a Bachelor of Science degree in Business Administration and Finance from Millersville University in Millersville, PA.

David L. Johnson Senior Vice President, Corporate Strategy	Mr. Johnson serves as senior vice president, Corporate Strategy, for Dell. He previously spent 27 years at IBM in a variety of corporate-development and finance roles, and was a member of the company’s senior leadership team. Mr. Johnson holds both a master’s degree in finance and a bachelor’s degree in English from Boston College.

Erin Nelson Senior Vice President, Chief Marketing Officer	Ms. Nelson currently serves as Vice President and Chief Marketing Officer (“CMO”). In this role she is responsible for customer relationship management, communications, brand strategy, core research and analytics, and overall marketing agency management. Before becoming CMO in January 2009, Ms. Nelson spent three years in Europe, most recently as Vice President of Marketing for Dell’s business in Europe, the Middle East and Africa. Since joining Dell in 1999, she has held progressive leadership positions in U.S. consumer marketing, U.S. public sales, EMEA home and small-business marketing, as well as eBusiness. Prior to joining Dell, Ms. Nelson held positions in brand management at

Name and Position	Present Principal Occupation or Employment and Employment History
Procter & Gamble, corporate strategy at PepsiCo, and as a management consultant with A.T. Kearney. Ms. Nelson earned a Bachelor’s degree in Business Administration with a concentration in International Business and Marketing from the University of Texas at Austin.

Steve H. Price Senior Vice President, Human Resources	Mr. Price serves as senior vice president, Human Resources, for Dell. He has been with Dell for more than 13 years and has played critical leadership roles throughout the HR organization, including vice president of HR for the global Consumer business, Global Talent Management and Americas Human Resources. During his tenure, Mr. Price also relocated to the United Kingdom to lead HR in the Europe, Middle East and Africa organization. Prior to joining Dell in 1997, Mr. Price spent 13 years with SC Johnson Wax, based in Racine, Wisconsin. Having started his career there in sales, he later moved into HR, where he held a variety of senior positions. He holds a bachelor’s degree in business from Southwestern Oklahoma State University and a master’s degree in business administration from the University of Central Oklahoma.

Ronald V. Rose Senior Vice President, Dell.com	Mr. Rose serves as senior vice president of Dell.com where he oversees global online platforms for Dell, including the Web site, its customer Premier Pages and online customer support. Before joining Dell, Mr. Rose led technology for more than a decade at priceline.com. As chief information officer for priceline, he helped build the company’s reputation for outstanding technology execution, and was instrumental in building and managing the IT infrastructure that provides travel services in 90 countries around the world. Prior to joining priceline in 1999, he was chief technology officer for Standard & Poor’s Retail Markets where he led many of the company’s most advanced technology initiatives. He has also worked as a technology management consultant for international travel companies. A published technology author, Mr. Rose earned a master’s degree in information technology from Georgia Tech. He also holds a bachelor’s degree in science from Tulane University and the University of Aberdeen, Scotland, UK.

Stephen F. Schuckenbrock President, Global Large Enterprise	Mr. Schuckenbrock currently serves as President, Global Large Enterprise, leading the delivery of innovative and globally consistent Dell solutions and services to the world’s largest corporate IT users. Mr. Schuckenbrock joined Dell in January 2007 as Senior Vice President and President, Global Services. In September 2007, he assumed the additional role of Chief Information Officer, and served in those roles until January 2009. In those roles, he was responsible for all aspects of Dell’s services business, with worldwide responsibility for Dell enterprise service offerings, and was also responsible for Dell’s global information systems and technology structure. Prior to joining Dell, Mr. Schuckenbrock served as Co-Chief Operating Officer and Executive Vice President of Global Sales and Services for Electronic Data Systems Corporation (“EDS”). Before joining EDS in 2003, he was Chief Operating Officer of The Feld Group, an information technology consulting organization. Mr. Schuckenbrock served as Global Chief Information Officer for PepsiCo from 1998 to 2000. Mr. Schuckenbrock earned a Bachelor’s degree in Business Administration from Elon University.

Name and Position	Present Principal Occupation or Employment and Employment History
Lawrence P. Tu Senior Vice President, General Counsel and Secretary	Mr. Tu joined Dell as Senior Vice President, General Counsel and Secretary in July 2004, and is responsible for overseeing Dell’s global legal department, governmental affairs and ethics department. Before joining Dell, Mr. Tu served as Executive Vice President and General Counsel at NBC Universal for three years. Prior to his position at NBC, he was a partner with the law firm of O’Melveny & Myers LLP, where he focused on energy, technology, internet, and media related transactions. He also served five years as managing partner of the firm’s Hong Kong office. Mr. Tu’s prior experience also includes serving as General Counsel Asia-Pacific for Goldman Sachs, attorney for the U.S. State Department, and law clerk for U.S. Supreme Court Justice Thurgood Marshall. Mr. Tu holds Juris Doctor and Bachelor of Arts degrees from Harvard University, as well as a Master’s degree from Oxford University, where he was a Rhodes Scholar.

DELL HOLDINGS:

Name and Position	Present Principal Occupation or Employment and Employment History
Janet B. Wright Sole Director, Vice President and Assistant Secretary	Ms. Wright was appointed Director — Corporate Legal, General Corporate Counsel and Assistant Secretary of Dell in April 2008. She is primarily responsible for Dell’s corporate securities, corporate finance, corporate governance and general corporate matters. Ms. Wright joined Dell in March of 1999 and has held various roles in the legal department. Prior to joining Dell, Ms. Wright spent 10 years in private practice. She holds a JD from the Southern Methodist University School of Law and a BBA in Finance from the University of Oklahoma.

Gary Bischoping Vice President, Treasurer	Mr. Bischoping was appointed Treasurer of Dell Inc. in February 2009. In this role, he is responsible for the company’s capital structure, foreign-exchange and interest-rate management as well as global banking relationships, investments, cash and asset management and business risk management. He joined Dell in 2000 spent 6 years in Treasury and has held several operational finance roles over the last 3 years at Dell. Before Dell, Mr. Bischoping was an Associate at Stern Stewart & Co. He holds an MBA from the University of Rochester and B.S. in Accounting from SUNY Oswego.

Michael S. Dell Chairman	See above

Brian T. Gladden Senior Vice President and Chief Financial Officer	See above

David L. Johnson Senior Vice President, General Counsel and Secretary	See above

Lawrence P. Tu Senior Vice President, General Counsel and Secretary	See above

I-9